Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-89265, No. 333-76196, No. 333-150867) on Form S-8 of PepsiCo, Inc. of our report dated June 19, 2008, relating to the statement of net assets available for benefits as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007 and related supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of The PepsiCo 401(k) Plan for Salaried Employees.

/s/ KPMG LLP

New York, New York

June 19, 2008